| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):
08/08/18 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   SEC Mail Processing
   AUG 09 2018
   Washington, DC

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

   18002800

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify): ___

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 ___ (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/08/18
(MM/DD/YY)

By: _(Signature)_

NYSE Arca, Inc.
(Name of applicant)

Martha Redding, Assistant Secretary
(Printed Name and Title)

Subscribed and sworn before me this 8TH day of August, 2018 by ___
(Month)   (Year)   (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4



NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com



RECEIVED

2018 AUG -9 PH 2: 37

SEC / TM

August 8, 2018

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

SEC Mail Processing

AUG 09 2018

Washington, DC

Re: Amendments to Form 1

Enclosed are an original and two copies of amendments to the Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYE American LLC ("American"), and NYSE Arca, Inc. (collectively, the "Exchanges").

NYSE and American are filing an updated Exhibit F because the AP Form has been revised. Each of the Exchanges is filing and updated Exhibit G.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures

Cc via email: Jeanette Marshall
                       Securities and Exchange Commission
                       Division of Trading and Markets
                       100 F Street, NE
                       Washington, D.C. 20549

                       Marlene E. Olsen
                       Securities and Exchange Commission
                       Division of Trading and Markets
                       100 F Street, NE
                       Washington, D.C. 20549

An Intercontinental Exchange Company

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE Arca, Inc.

August 2018

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

August 2018

Other than those forms and financial statements required to be submitted with an application for Membership (see Exhibit F), NYSE Arca, Inc., does not have specific forms of financial statements, reports or questionnaires required of its Members with response to financial responsibility or minimum capital requirements.